RECEIVED

2008 APR 18 A 9:25

OFFICE OF INTERNA... CORPORATE F...

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

[redacted]

08001990

Date April 11, 2008
Contact Martina C. Erni

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG~~, **Pfäffikon**
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M.C. Erni

Corporate Communications

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

4/21

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 11, 2008 – According to information provided on April 9, 2008 by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zurich, Switzerland, their equity securities fell due to sale below the 5 % threshold. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 23.738 %

- 581 319 registered shares (4.110 %)
- 22 529 897 conversion and share purchase rights with 2 475 618 (17.505 %) voting rights conferred *
- 300 015 written share sale rights with 300 150 (2.122 %) voting rights conferred *

Sale positions:

Percentage of voting rights from underlying shares: 30.086 %

- 301 912 share sale rights with 562 120 (3.975 %) voting rights conferred *
- 1 056 892 365 share purchase rights with 3 692 706 (26.111 %) voting rights conferred *

Date of the sale which resulted in falling below the threshold: April 3, 2008
Date of transfer of equity securities: April 4, 2008

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Germany
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany

- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Tilney Investment Management
  Royal Liver Building
  Pier Head
  Liverpool L3 1NY, Great Britain
- Deutsche Asset Management (Australia) Limited
  Corner Hunter and Philipp Street
  Deutsche Bank Place, Level 16
  Sydney, NSW 2000, Australia
- Deutsche Bank International Limited – Global Custody Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxemburg
- DWS (Austria) Investmentgesellschaft mbH
  Hohenstaufengasse 4
  1010 Wien, Austria
- Deutsche Bank Securities Inc.,
  60 Wall Street
  New York, NY 10005-2858, USA
- DB U.S. Financial Markets Holding Corporation
  1209 Orange Street
  Wilmington, DE 19801, USA
- Taunus Corporation
  1209 Orange Street
  Wilmington, DE 19801, USA

Nature of agreement: group of companies

Responsible for representing all members of the group:
Deutsche Bank AG, Frankfurt am Main, Zurich Branch
Dirk Hadlich, Uraniastrasse 9, 8001 Zürich

The shareholder's contact person:
Dirk Hadlich, Telephone: +41 44 227 37 84, Fax: +41 44 227 30 84

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

* Based on a recommendation by SWX Swiss Exchange of February 1, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

RECEIVED

2008 APR 18 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date April 11, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

RECEIVED
2008 APR 18 A 9:25

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 11, 2008 – According to information provided by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, on April 9, 2008, their purchase positions fell below the 50 % threshold as at April 3, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 49.30 %

- 3 675 959 registered shares (26.00 %)
- 563 965 628 call options with 3 296 083 (23.30 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 9.72 %

- 1 104 041 written call options with 1 374 941 (9.72 %) voting rights conferred *)

*) Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

According to information provided by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, as well on April 9, 2008, their purchase positions exceeded the 50 % threshold as at April 8, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 50.03 %

- 3 683 735 registered shares (26.05 %)
- 566 724 108 call options with 3 391 247 (23.98 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 9.87 %

- 1 106 101 written call options with 1 395 541 (9.87 %) voting rights conferred *)

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:

RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland

Tel +41 44 211 10 12, Fax +41 44 211 10 13

---

*) Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END